Exhibit (a)(1)(E)

This announcement is not an offer, whether directly or indirectly, in Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in the relevant jurisdiction. Shareholders not resident in Sweden or the United States who wish to accept the Offers (as defined below) must make inquiries concerning applicable legislation and possible tax consequences. Shareholders should refer to the offer restrictions included in the section titled “Important notice” at the end of this announcement and in the Offer to Purchase (as defined below) that will be published shortly before the beginning of the acceptance period for the Offers. United States shareholders should refer to the section titled “Important Information” and “Special Notice to Shareholders in the United States” at the end of this announcement.

Press release

July 1, 2024

Atlas Luxco S.à r.l., a subsidiary of Atlas Investissement S.A.S., announces public offers to purchase all of the outstanding common shares and SDRs of Millicom International Cellular S.A. for USD 24.00 in cash per Common Share and per SDR

Atlas Luxco S.à r.l.1 (“Atlas” or the “Purchaser”), a subsidiary of Atlas Investissement S.A.S.1, hereby announces separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer”, and together with the Swedish Offer, the “Offers”) to the shareholders in Millicom International Cellular S.A.2 (“Millicom” or the “Company”) to tender all of their common shares, with nominal value USD 1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each Swedish Depositary Receipt represents one Common Share) (each, an “SDR” and collectively, the “SDRs,” and together with the Common Shares, the “Shares”) in Millicom3 to Atlas. The Common Shares are listed on the Nasdaq Stock Market (“Nasdaq US”) and the SDRs are listed on Nasdaq Stockholm, Large Cap (“Nasdaq Stockholm”). Holders of Common Shares and SDRs will collectively be referred to herein as “Shareholders.”

Key Highlights

Atlas firmly believes that the Offers bring (i) compelling value; (ii) high transaction certainty; and (iii) a unique liquidity opportunity to the Company’s Shareholders, as detailed below:

•

Compelling value: The price in the Offers of USD 24.00 per Common Share and USD 24.00 per SDR[4] (the “Offer Price”) represents the highest share price for the Shares reached by Millicom over the last two years until early May 2024, a 18.8 per cent premium compared to the volume weighted average trading price for the Shares during the last 90 calendar days ended on May 22, 2024[5], a 27.1 per cent premium compared to the volume weighted average trading price for the Shares during the last 180 calendar days ended on May 22, 2024[6] and a 37.8 per cent premium compared to the volume weighted average trading price for the Shares during the last 365 calendar days ended on May 22, 2024[7].[8]

1 Atlas Luxco S.à r.l., a private limited liability company (société à responsabilité limitée) existing under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 53, boulevard Royal, L-2449 Luxembourg, Luxembourg with corporate registration number B274990 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg), is a subsidiary of Atlas Investissement S.A.S., a simplified joint-stock company (société par actions simplifiée), having its registered office at 16 Rue de la Ville-l’Évêque, FR-75008 Paris, France, with corporate registration number 908 070 188 with the Paris Trade and Companies Registry (R.C.S Paris) (the “Parent”). The Parent is a majority owned subsidiary of NJJ Holding S.A.S., a simplified joint-stock company (société par actions simplifiée) domiciled in Paris, France, wholly owned by Xavier Niel (Atlas Luxco S.à r.l., Atlas Investissement S.A.S., NJJ Holding S.A.S. and Xavier Niel are together referred to as the “Purchaser Group”).

2 Millicom International S.A., a public limited liability company (société anonyme) existing under the laws of Luxembourg, having its registered office at 2, rue du Fort Bourbon, L-1249 Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg).

3 Excluding 840,641 Common Shares and/or SDRs held in treasury by Millicom.

4 Corresponding to SEK 254.67 per SDR, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024. The Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Purchaser is able.

5 The last day of trading prior to market speculation regarding a potential public offer for the Company.

6 The last day of trading prior to market speculation regarding a potential public offer for the Company.

7 The last day of trading prior to market speculation regarding a potential public offer for the Company.

8 The blended share price premium is calculated using the daily volume-weighted average share prices of the Common Shares on Nasdaq US and the SDRs on Nasdaq Stockholm expressed in USD, with the SDR price converted from SEK to USD using the daily SEK/USD exchange rate.

•	High transaction certainty: The Offers are fully financed, and Atlas believes that the conditions for completion of the Offers are customary for this type of transaction.

•	A unique liquidity opportunity: The Offers allow all Millicom Shareholders to benefit from full cash liquidity at an attractive price in an environment where Atlas believes that liquidity has been weak for holders of SDRs and Common Shares.

Atlas acknowledges the Company’s press release published on June 27, 2024 (the “Pre-Commencement Press Release”), in which the committee of independent directors of the Board of Directors of Millicom (the “Independent Bid Committee”) stated that, on a preliminary basis, it did not believe that the Offer Price was in the best interest of the Shareholders. This last-minute communication does not contain any valuation arguments and only contains the Independent Bid Committee’s updated forecasts as to select features of Millicom’s results of operations for 2024, which continues to be subject to review by Millicom’s management and auditor. Millicom is, under US law, required to make a formal recommendation or state that it is neutral or is unable to take a position with respect to the Offers within ten business days from the date of the publication of the Offer to Purchase (as defined below) and, pursuant to the Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”), required to announce its formal opinion regarding the Offers and obtain a fairness opinion from independent experts no later than two weeks prior to the expiry of the Offer Period (as defined below). As such, this preliminary communication does not have a material impact on Atlas’ assessment of the Company.

Atlas believes that the evolution of the Company’s share price since Atlas’ intentions concerning the Offers were made public is a clear indication that the Offer Price is attractive.

Summary of the Offers

•	Shareholders are being offered USD 24.00 per Common Share and USD 24.00 per SDR[9].

•	The Offers value Millicom, based on all outstanding 171,255,664[10] Shares, at approximately USD 4.1 billion. The total value of the Offers, based on the 121,288,930[11] outstanding Shares in Millicom, which are not directly or indirectly owned by Atlas or its closely related parties, amounts to approximately USD 2.9 billion[12].

9 Corresponding to SEK 254.67 per SDR, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024. The Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Purchaser is able.

10 Based on 172,096,305 issued Common Shares in Millicom, less 840,641 Common Shares and/or SDRs held in treasury by Millicom.

11 Based on 172,096,305 issued Common Shares in Millicom, less 840,641 Common Shares and/or SDRs held in treasury by Millicom and 49,966,734 SDRs held by the Purchaser.

12 Corresponding to approximately SEK 30.9 billion, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024.

•	In the US Offer, the Offer Price represents a premium of:[13]

o	1.8 per cent compared to the closing price of the Common Shares of USD 23.6 on May 22, 2024 (the last day of trading prior to market speculation[14] regarding a potential public offer for the Company);[15]

o	17.2 per cent compared to the volume weighted average trading price of USD 20.5 for the Common Shares during the last ninety (90) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);

o	24.4 per cent compared to the volume weighted average trading price of USD 19.3 for the Common Shares during the last one hundred eighty (180) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company); and

o	37.0 per cent compared to the volume weighted average trading price of USD 17.5 for the Common Shares during the last three hundred sixty-five (365) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company).

•	In the Swedish Offer, the Offer Price[16] represents a premium of:[17]

o	1.2 per cent compared to the closing price of the SDRs of SEK 251.6 on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);[18]

o	19.3 per cent compared to the volume weighted average trading price of SEK 213.4 for the SDRs during the last ninety (90) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);

o	29.3 per cent compared to the volume weighted average trading price of SEK 197.0 for the SDRs during the last one hundred eighty (180) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company); and

o	37.4 per cent compared to the volume weighted average trading price of SEK 185.3 for the SDRs during the last three hundred sixty-five (365) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company).

13 Source for Millicom’s Common Share prices: Nasdaq US.

14 On May 23, 2024, in response to the market speculation, the Parent announced through a press release that it was exploring a potential all-cash tender offer for Millicom securities.

15 Representing a premium of -2.2 per cent compared to the closing price of the Common Shares of USD 24.6 on June 28, 2024 (the last day of trading prior to the announcement of the Offers).

16 Based on the Offer Price of USD 24.00 per SDR, corresponding to SEK 254.67 per SDR, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024.

17 Source for Millicom’s SDR prices: Nasdaq Stockholm.

18 Representing a premium of -1.3 per cent compared to the closing price of the SDRs of SEK 258.0 on June 28, 2024 (the last day of trading prior to the announcement of the Offers).

•	An offer document regarding the Offers (the “Offer to Purchase”) is expected to be made public on or about July 1, 2024.[19] The initial acceptance period for the Offers (the “Offer Period”) is expected to commence on July 1, 2024, and expire at one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 16, 2024, unless the Offer Period is extended.

•	The Offers are, inter alia, conditional upon the Offers being accepted to such extent that Atlas becomes the owner of Shares representing ninety-five (95) per cent or more of the Shares in Millicom. Further, the Offers will be made on the terms and subject to the conditions 2 – 7 set out below in this announcement.

Background and reasons for the Offers

The Purchaser has identified Millicom as an attractive investment opportunity due to its position as a regional market leader in Latin America and its strong position in South America, its high-quality assets and strong brand. Millicom has also demonstrated a long-term commitment to the region with its significant investments, which are expected to support digital development for the relevant populations and economies as well as the achievement of its ambitious ESG targets.

The purpose of the Offers is for Atlas to continue to support the Company in the execution of its strategic plan. Specifically, Atlas wants to continue expanding the reach and capacity of Millicom’s networks and distribution capabilities to grow its customer base and better leverage its comprehensive telecom expertise. Atlas believes that the Company will benefit from the Purchaser Group’s long-term knowledge and experience in the telecoms sector across numerous jurisdictions, as well as the creation of potential synergies that will allow Millicom to be better equipped to focus on long-term business goals, including pursuing any potential strategic transactions and acquisitions. The Purchaser Group will conduct a detailed review of Millicom and will consider what specific changes would be appropriate to achieve this objective following completion of the Offers.

Following completion of the Offers, the Purchaser will conduct a detailed review of Millicom and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances that exist following completion of the Offers. The Purchaser will evaluate the business and operations of Millicom following the consummation of the Offers and will take such actions as the Purchaser deems appropriate under the circumstances then existing. Thereafter, the Purchaser intends to analyze such information as part of a comprehensive review of Millicom’s business, operations, capitalization and management with a view to continue enhancing the development of Millicom’s potential. Possible changes could include changes in Millicom’s business, corporate structure, organizational documents, capitalization, management, business development opportunities, indebtedness, dividend policy or to the Board of Directors of Millicom (the “Millicom Board”). While the Purchaser’s plans with respect to Millicom do not currently include changing its business and general strategy, the Purchaser will consider what, if any, changes would be desirable in light of its review and the circumstances that exist after the completion of the Offers.

19 The Offer to Purchase is prepared in English only in accordance with a language exemption granted by the Swedish Financial Supervisory Authority in respect of the requirement to prepare the Offer to Purchase in the Swedish language. As an effect, this press release and any subsequent press releases and other communication concerning the Offers will be prepared only in the English language.

If the conditions for completion of the Offers are satisfied and the Offers are successful, following the consummation of the Offers and to the extent legally permitted by applicable law, the Purchaser currently intends to delist the Common Shares from Nasdaq US and the SDRs from Nasdaq Stockholm, to terminate the registration of the Common Shares under Section 12(g)(4) of the Exchange Act and to suspend Millicom’s reporting obligations under Section 15(d) of the Exchange Act.

Initially following the consummation of the Offers, Millicom’s business and operations will be continued substantially as they are currently being conducted and, except with respect to any transactions that may result from the Company’s ongoing discussions or negotiations involving the Company or certain subsidiaries in Central and South America, neither the Purchaser nor the Purchaser Group nor, to the best of their knowledge, any of the directors or executive officers of the Purchaser or the Parent, has any current plans, proposals or negotiations that relate to or would result in the following: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (b) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (c) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization, (d) any change in the present Millicom Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Millicom Board, any changes concerning the Company’s management or employees, or to change any material term of the employment contract of any executive officer or other employee, (e) any other material change in the Company’s corporate structure, business or with regard to Millicom’s operational sites, (f) any class of security of the Company to be de-listed from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association or (g) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

The Purchaser does not at this point in time anticipate that Millicom’s business will be materially affected as a result of the Offers, though as noted above, upon completion of the Purchaser’s detailed review following completion of the Offers, the Purchaser intends to leverage the Purchaser Group’s long-term knowledge and experience in the telecoms sector across numerous jurisdictions to explore potential synergies, focus on long-term business goals and pursue any potential strategic transactions and acquisitions that may arise.

Furthermore, at this point in time there are no employees in Atlas, implying that the Offers will not entail any changes for the management and employees in Atlas. The Purchaser does not anticipate that the Offers will affect Atlas’ business.

The Offer

Consideration

Shareholders are being offered USD 24.00 per Common Share and USD 24.00 per SDR20.

20 Corresponding to SEK 254.67 per SDR, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024. The Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Purchaser is able.

In the US Offer, the Offer Price is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable. In the Swedish Offer, settlement will be made in SEK and the Offer Price will be set, based on the obtained USD/SEK exchange rate, as close to the settlement date as the Purchaser is able. The conversion of USD to SEK will be made in connection with the Purchaser making the consideration available to the Swedish settlement agent (expected around three business days following an announcement that the Purchaser declares the Offers unconditional and will complete the Offers), by the Swedish settlement agent at the prevailing market rates. The conversion may be affected by the availability of currency and the amount of SEK to be settled. This further means that the conversion may need to take place over more than one day.

Should Millicom, prior to the settlement of the Offers, distribute dividends or in any other way distribute or transfer value to its Shareholders, the Offer Price will be adjusted accordingly. In the event of either of the foregoing, Atlas reserves the right to determine whether this price adjustment mechanism or condition 7 to completion of the Offers (see below) will be invoked.

No commission will be charged in respect of the settlement of the Shares in Millicom tendered to Atlas under the Offers.

Premium

In the US Offer, the Offer Price represents a premium of:21

•	1.8 per cent compared to the closing price of the Common Shares of USD 23.6 on May 22, 2024 (the last day of trading prior to market speculation[22] regarding a potential public offer for the Company);[23]

•	17.2 per cent compared to the volume weighted average trading price of USD 20.5 for the Common Shares during the last ninety (90) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);

•	24.4 per cent compared to the volume weighted average trading price of USD 19.3 for the Common Shares during the last one hundred eighty (180) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company); and

•	37.0 per cent compared to the volume weighted average trading price of USD 17.5 for the Common Shares during the last three hundred sixty-five (365) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company).

In the Swedish Offer, the Offer Price24 represents a premium of:25

•	1.2 per cent compared to the closing price of the SDRs of SEK 251.6 on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);[26]

21 Source for Millicom’s Common Share prices: Nasdaq US.

22 On May 23, 2024, in response to the market speculation, the Parent announced through a press release that it was exploring a potential all-cash tender offer for Millicom securities.

23 Representing a premium of -2.2 per cent compared to the closing price of the Common Shares of USD 24.6 on June 28, 2024 (the last day of trading prior to the announcement of the Offers).

24 Based on the Offer Price of USD 24.00 per SDR, corresponding to SEK 254.67 per SDR, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024.

25 Source for Millicom’s SDR prices: Nasdaq Stockholm.

26 Representing a premium of -1.3 per cent compared to the closing price of the SDRs of SEK 258.0 on June 28, 2024 (the last day of trading prior to the announcement of the Offers).

•	19.3 per cent compared to the volume weighted average trading price of SEK 213.4 for the SDRs during the last ninety (90) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);

•	29.3 per cent compared to the volume weighted average trading price of SEK 197.0 for the SDRs during the last one hundred eighty (180) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company); and

•	37.4 per cent compared to the volume weighted average trading price of SEK 185.3 for the SDRs during the last three hundred sixty-five (365) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company).

On a blended basis to illustrate one premium for both Offers, the Offer Price represents a premium of:27

•	18.8 per cent compared to the volume weighted average trading price of USD 20.2 for the Shares during the last ninety (90) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company);

•	27.1 per cent compared to the volume weighted average trading price of USD 18.9 for the Shares during the last one hundred eighty (180) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company); and

•	37.8 per cent compared to the volume weighted average trading price of USD 17.4 for the Shares during the last three hundred sixty-five (365) calendar days ended on May 22, 2024 (the last day of trading prior to market speculation regarding a potential public offer for the Company).

The total value of the Offers

The Offers value Millicom, based on all outstanding 171,255,66428 Shares, at approximately USD 4.1 billion. The total value of the Offers, based on the 121,288,93029 outstanding Shares in Millicom, which are not directly or indirectly owned by Atlas or its closely related parties, amounts to approximately USD 2.9 billion30.

Statement by the independent bid committee and fairness opinion

Atlas has been informed that the Millicom Board has established an Independent Bid Committee consisting entirely of directors independent from the Purchaser and the Parent.

27 The blended share price premium is calculated using the daily volume-weighted average share prices of the Common Shares on Nasdaq US and the SDRs on Nasdaq Stockholm expressed in USD, with the SDR price converted from SEK to USD using the daily SEK/USD exchange rate.

28 Based on 172,096,305 issued Common Shares in Millicom, less 840,641 Common Shares and/or SDRs held in treasury by Millicom.

29 Based on 172,096,305 issued Common Shares in Millicom, less 840,641 Common Shares and/or SDRs held in treasury by Millicom and 49,966,734 SDRs held by the Purchaser.

30 Corresponding to approximately SEK 30.9 billion, based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024.

As of the date of this announcement, the Millicom Board, through the Independent Bid Committee, has not made a formal recommendation regarding the Offers and has not stated whether the Offers, as outlined in the Offer to Purchase, which is expected to be made public on or around July 1, 2024, are fair or in the best interests of the Company and its “unaffiliated security holders” as defined in Rule 13e-3 under the Exchange Act. Though the Independent Bid Committee shared its preliminary views in the Pre-Commencement Press Release, the Independent Bid Committee is, in accordance with the Swedish Takeover Rules, required to announce its formal opinion regarding the Offers and obtain a fairness opinion from independent experts no later than two weeks prior to the expiry of the Offer Period. Under US law, Millicom is required to make a formal recommendation or state that it is neutral or is unable to take a position with respect to the Offers in a Solicitation/Recommendation Statement on Schedule 14D-9, and to publish such recommendation or send it to holders of Common Shares within ten US business days from the date of the Offer to Purchase. In each case the Independent Bid Committee is required to explain the reasons for its position. The Pre-Commencement Press Release does not constitute any such formal opinion or recommendation.

The Independent Bid Committee consists of the Millicom Non-Executive Directors Mauricio Ramos, Bruce Churchill, Justine Dimovic, Tomas Eliasson, Blanca Treviño de Vega and María Teresa Arnal. The Millicom Non-Executive Directors Thomas Reynaud, Aude Durand and Maxime Lombardini have not participated in, and will not participate in, the Independent Bid Committee’s handling of or decisions regarding the Offers as they have a conflict of interest pursuant to Rule II.18 of the Swedish Takeover Rules (see “Certain closely related parties” below).

Atlas’ shareholding in Millicom

As of the date of this announcement, Atlas holds 49,966,734 Shares (composed entirely of SDRs)31 in Millicom, which corresponds to approximately 29.0332 per cent of the share capital and the total number of votes in Millicom. Atlas is an affiliate (as defined under US federal securities laws) of Millicom and has during the six (6) months preceding the announcement of the Offers acquired 131,587 SDRs at a price per SDR not exceeding the Offer Price. The highest price paid per SDR during the six (6) months preceding the announcement of the Offers was SEK 192.51.

Apart from the above, neither Atlas nor any of its closely related companies or closely related parties owns or controls any Shares in Millicom, nor any financial instruments that give financial exposure equivalent to holding Shares in Millicom, at the time of this announcement. Neither Atlas nor any of its closely related companies or closely related parties have acquired or agreed to acquire any Shares or any other financial instruments in Millicom that give financial exposure equivalent to holding Shares in Millicom at a price above the Offer Price during the six (6) months preceding the announcement of the Offers.

To the extent permissible under applicable laws and regulations, Atlas and its closely related companies or closely related parties may acquire, or take measures to acquire, Shares in other ways than through the Offers. Information about such acquisitions of Shares, or measures to acquire Shares, will be disclosed in accordance with applicable laws and regulations.

31 Each SDR represents one Common Share in Millicom.

32 Based on 172,096,305 issued Common Shares in Millicom.

Conditions for completion of the Offers

The completion of the Offers is conditional upon:

1.	the Offers being accepted to such extent that Atlas becomes the owner of Shares representing ninety five (95) per cent or more of the Shares in Millicom;[33]

2.	no other party announcing an offer to acquire Shares on terms that are more favorable to the Shareholders than the Offers;

3.	with respect to the Offers and completion of the acquisition of Millicom, receipt of all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from competition authorities, being obtained, in each case on terms which, in Atlas’ opinion, are acceptable;

4.	neither the Offers nor the acquisition of Millicom being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

5.	no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Millicom’s financial position or operations, including Millicom’s sales, results, liquidity, equity ratio, equity or assets;

6.	no information made public by Millicom, or otherwise made available to Atlas by Millicom, being inaccurate, incomplete or misleading, and Millicom having made public all information which should have been made public; and

7.	Millicom not taking any action that is likely to impair the prerequisites for making or completing the Offers.

Atlas reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Atlas’ acquisition of Millicom or if otherwise approved by the Swedish Securities Council (Sw. Aktiemarknadsnämnden).

Atlas reserves the right to waive, in whole or in part, one, several or all of the conditions 1 - 7 set out above, including, with respect to condition 1 above, to complete the Offers at a lower level of acceptance.

Certain closely related parties

The Millicom Non-Executive Director Thomas Reynaud is the Chief Executive Officer and member of the Board of Directors of Iliad Group,34 the Millicom Non-Executive Director Aude Durand is the Deputy Chief Executive Officer of Iliad Holding and Iliad Group and the Millicom Non-Executive Director, President and Chief Operating Officer Maxime Lombardini is the Vice-Chairman of the Board of Directors of Iliad Group, and they are therefore not considered independent in relation to Atlas pursuant to the Swedish Takeover Rules. Consequently, Thomas Reynaud, Aude Durand and Maxime Lombardini have a conflict of interest pursuant to Rule II.18 of the Swedish Takeover Rules. For this reason, they have not participated, and will not participate, in Millicom’s handling of matters regarding the Offers.

33 Excluding 840,641 Common Shares and/or SDRs held in treasury by Millicom.

34 Xavier Niel, the owner of NJJ Holding S.A.S. which is the parent company of the Parent, is also the owner of Iliad Group.

The above means that Section III of the Swedish Takeover Rules is applicable to the Swedish Offer, entailing that the Offer Period shall be at least four weeks and that Millicom is obliged to obtain and make public a valuation opinion (a fairness opinion) regarding the Shares from independent experts.

Certain information concerning the Parent and the Purchaser

Atlas is a private limited liability company (société à responsabilité limitée) existing under the laws of Luxembourg, having its registered office at 53, boulevard Royal, L-2449 Luxembourg, Luxembourg, with corporate registration number B274990 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg). Atlas is a subsidiary of the Parent. Atlas was incorporated on February 1, 2023, and registered with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) on February 9, 2023. Atlas is a financial holding company. The Parent is a simplified joint-stock company (société par actions simplifiée) domiciled in Paris, France, with corporate registration number 908 070 188 with the Paris Trade and Companies Registry (R.C.S Paris).

Atlas and the Parent are long-term industrial investors looking to support the development and profitable growth of the telecoms sector through targeted investments in assets that offer opportunities for significant value creation.

The Parent is a majority owned subsidiary of NJJ Holding S.A.S., an investment vehicle wholly owned by Xavier Niel, who is also the owner of the Iliad Group. NJJ Holding S.A.S. is an investor in telecom assets with presence in Switzerland, Ireland, Monaco, Cyprus, Malta, Sweden and the Baltics, while Iliad Group is one of the leading telecom providers present in France, Italy, Poland, Sweden and the Baltics. Xavier Niel has significant expertise in the telecoms sector and an outstanding track record of innovation and strategy execution, with a 30-year track record of innovation in the sector.

Today nearly 50 million active subscribers – more than 1 in 10 Europeans – use Iliad or NJJ-owned or affiliated networks.

Financing of the Offers

The consideration payable in respect of the Offers is financed in full through funds available to the Purchaser pursuant to financing provided by BNP Paribas, Crédit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., London Branch, J.P. Morgan SE, Natixis and Société Générale under the debt commitment letters and related interim facilities agreement, on terms customary for financing of public offers on the US and Swedish markets.

The above-mentioned financing provides Atlas with sufficient cash resources to satisfy in full the consideration payable in respect of the Offers and, accordingly, completion of the Offers is not subject to any financing condition.

Review of information in connection with the Offers

Atlas has been permitted by the Independent Bid Committee to carry out a limited confirmatory due diligence review of Millicom in connection with the preparation of the Offers. To Atlas’ knowledge, no material non-public or inside information has been disclosed to Atlas during the process.

Approvals from authorities

The completion of the Offers is conditional upon all necessary clearances, approvals, decisions, and other actions from authorities or similar, including approvals from competition authorities, being obtained, in each case on terms which, in Atlas’ opinion, are acceptable.

According to Atlas’ assessment, the Offers will require customary regulatory approvals in the United States, Bolivia and Colombia. Atlas has initiated the work on filings relevant for the transaction. Atlas expects necessary clearances to be obtained prior to the end of the Offer Period.

Preliminary timetable35

Publication of the Offer to Purchase	July 1, 2024

Offer Period	July 1, 2024 – August 16, 2024

Estimated date of settlement	On or around August 29, 2024

The Purchaser reserves the right to extend the Offer Period, as well as to postpone the settlement date. If the Swedish Offer is extended in accordance with Swedish law, the US Offer is expected to be extended so that it will expire on the same day as, and simultaneously with, the Swedish Offer. If the US Offer is extended in accordance with US law, the Swedish Offer is expected to be extended so that it will expire on the same day as, and simultaneously with, the US Offer.

Takeover squeeze-out, takeover sell-out and delisting

If the conditions for completion of the Offers are satisfied and the Offers are successful, the Purchaser currently intends to cause the delisting of the Common Shares from Nasdaq US as promptly as practicable after the consummation of the Offers, as permitted by applicable law and the rules of Nasdaq US.

In the event the Purchaser, in connection with the Offers or otherwise, has acquired securities representing not less than ninety five (95) per cent of the capital carrying voting rights and ninety five (95) per cent of the voting rights in Millicom, the Purchaser will have the right to exercise takeover squeeze-out in accordance with the Luxembourg law of 19 May 2006 transposing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids (the “Luxembourg Takeover Law”) to acquire all remaining Shares in Millicom. Furthermore, pursuant to the Luxembourg Takeover Law, if following the Offers, the Purchaser holds securities carrying more than ninety (90) per cent of the voting rights in Millicom, the remaining Shareholders may require that the Purchaser purchases the remaining Shares at a fair price by exercising a takeover sell-out. In connection with a takeover squeeze-out or a takeover sell-out, the Purchaser intends to promote delisting of the SDRs from Nasdaq Stockholm.

35 All dates are preliminary and may be subject to change.

Applicable law and disputes

The Swedish Offer, as well as any agreements entered into between Atlas and the Shareholders in Millicom as a result of the Swedish Offer, shall be governed and construed in accordance with substantive Swedish law, save for certain corporate law aspects which are governed by Luxembourg law. Any dispute regarding the Swedish Offer or agreements in connection therewith shall be settled exclusively by Swedish courts, and the District Court of Stockholm (Sw. Stockholms tingsrätt) shall be the court of first instance. The US Offer shall be governed and construed in accordance with US federal securities laws, as well as Swedish law pursuant to certain exemptions where applicable, and Luxembourg law for certain corporate law aspects.

The Swedish Takeover Rules and the Swedish Securities Council’s statements and rulings regarding the interpretation and application of the Swedish Takeover Rules are applicable to the Swedish Offer. Furthermore, Atlas has, in accordance with the Swedish Takeovers Act (Sw. lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden), on June 30, 2024, contractually undertaken, in writing, towards Nasdaq Stockholm AB to comply with said rules and statements and to accept any sanctions that can be imposed by Nasdaq Stockholm AB in the event of a breach of the Swedish Takeover Rules. On July 1, 2024, Atlas informed the Swedish Financial Supervisory Authority about the Offers and the above-mentioned undertaking towards Nasdaq Stockholm AB.

Advisors

BNP Paribas S.A., Crédit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc, J.P. Morgan Securities LLC, Lazard Frères S.A.S. and Société Générale are acting as financial advisors to Atlas Investissement S.A.S. and Handelsbanken is acting as financial advisor to Atlas. Skadden, Arps, Slate, Meagher & Flom LLP, Roschier Advokatbyrå AB and Arendt & Medernach SA are legal advisors to Atlas and Atlas Investissement S.A.S. in connection with the Offers.

Atlas Luxco S.à r.l.

The Board of Managers

Information about the Offers:

Information about the Offers is made available at:

www.atlas-investissement.com/en/offers

For additional information, please contact:

Cornelia Schnepf, FinElk

Cornelia.Schnepf@finelk.eu

+44 7387 108 998

Louise Tingström, FinElk

Louise.tingstrom@finelk.eu

+44 7899 066 995

For administrative questions regarding the Swedish Offer, please contact your bank or the nominee registered as holder of your SDRs.

The information in this press release was submitted for publication by Atlas in accordance with the Swedish Takeover Rules. The information was submitted for publication on July 1, 2024 at 07.30 a.m. (CEST).

Important information:

In the US Offer, this communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Millicom. It is also not a substitute for the tender offer materials that Atlas will file with the SEC upon commencement of the US Offer. At the time that the US Offer is commenced, Atlas will file a Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO with the SEC, and Millicom will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the US Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND TRANSACTION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY MILLICOM’S SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFERS. The Tender Offer Statement, Rule 13e-3 Transaction Statement and Solicitation/Recommendation Statement will be made available to Millicom’s investors and security holders free of charge. A free copy of the Tender Offer Statement, Rule 13e-3 Transaction Statement and Solicitation/Recommendation Statement will also be made available to all of Millicom’s investors and security holders by visiting Atlas’ website at www.atlas-investissement.com/en/offers. In addition, the Tender Offer Statement, Rule 13e-3 Transaction Statement and Solicitation/Recommendation Statement (and all other documents filed by Millicom with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. MILLICOM’S INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT, RULE 13E-3 TRANSACTION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY ATLAS OR MILLICOM WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFERS. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFERS, ATLAS AND MILLICOM.

Cautionary Note Regarding Forward-Looking Statements

This announcement and other related documents delivered to you and/or incorporated by reference herein include “forward-looking statements,” including statements regarding the Purchaser Group, any member of the Purchaser Group’s future prospects, developments and business strategies, timing and completion of the Offers, compelling value of the Offers and the Offer Price, purpose of the Offers, future performance, plans, growth and other trend projections and other benefits of the Offers, certainty of the Offers and the potential to satisfy the conditions for completion of the Offers, regulatory approvals required for completion of the Offers, the possibility that competing offers will be made, potential adverse reactions or changes to business relationships as a result of the Offers and costs, charges or expenses relating to the Offers. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “intends,” “expects,” “believes,” or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on assumptions and circumstances that may occur in the future. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, many of which are outside the control of Atlas, the Purchaser Group and Millicom, including changes in domestic and foreign economic and market conditions; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the Offers, may not materialize as expected; the Offers not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, Millicom’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Offers; the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time frames or at all and other risk factors listed in Millicom’s most recent annual report on Form 20-F. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements.

Any forward-looking statements made herein speak only as of the date on which they are announced, and you should not rely on these forward-looking statements as representing Atlas’ or the Purchaser Group’s views as of any date after today. Except as required by the Swedish Takeover Rules or applicable law or regulation, Atlas and the Purchaser Group expressly disclaims any obligation or undertaking to publicly announce updates or revisions to any forward-looking statements contained in this announcement to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Atlas, the Purchaser Group or Millicom have made or may make.

Important notice

The Offers are not being made, directly or indirectly, in Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in the relevant jurisdiction, by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in the relevant jurisdiction, and the Offers cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in the relevant jurisdiction. Accordingly, this press release or any documentation relating to the Offers are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in the relevant jurisdiction.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia must not forward this press release or any other document received in connection with the Offers to such persons.

The Offers, the information and documents contained in this press release are not being made and has not been produced by, and has not been approved by, an “authorised person” for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”). The communication of the information and documents or materials contained in this press release to persons in the United Kingdom is exempt from the restrictions on financial promotions in section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire shares in a body corporate and the object of the transaction may reasonably be regarded as being the acquisition of day-to-day control of the affairs of that body corporate, or to acquire fifty (50) per cent or more of the voting shares in that body corporate, within Article 62 (Sale of a body corporate) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

BNP Paribas S.A., authorized and lead-supervised by the European Central Bank in Frankfurt-am-Main (Germany) and the Autorité de Contrôle Prudentiel et de Résolution in Paris (France), Crédit Agricole Corporate and Investment Bank, authorized and lead-supervised regulated by the European Central Bank (ECB) in Frankfurt-am-Main (Germany) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR) in Paris (France), J.P. Morgan Securities plc, authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority the United Kingdom, J.P. Morgan Securities LLC, subject to regulatory supervision by a variety of US regulators including the Federal Reserve Bank, the SEC, FINRA, NYSE, CBOE and other exchanges and state regulatory organizations in the United States, Lazard Frères S.A.S., and Société Générale, authorized and supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (the French Prudential Control and Resolution Authority) (ACPR) and regulated by the Autorité des Marchés Financiers (the French financial markets regulator) (AMF) (each a “Parent Financial Advisor”, and together the “Parent Financial Advisors”). The Parent Financial Advisors are the financial advisors to Parent and to no one else in connection with the Offers and will not regard any other person as their client in relation to the Offers. The Parent Financial Advisors are not responsible to anyone other than Parent for providing the protections afforded to their clients, nor for providing advice in connection with the Offers. The Parent Financial Advisors were not requested to, and did not, render an opinion with respect to the fairness of the Offers or any consideration to be paid in the Offers, including the Offer Price, or as to valuation or otherwise. The Parent Financial Advisors have not recommended any specific Offer Price to Parent or Purchaser or their respective directors, shareholders, creditors or other relevant parties.

Svenska Handelsbanken AB (publ) which is authorized and regulated by the Swedish Financial Supervisory Authority in Sweden (the “Atlas Financial Advisor”), is the financial advisor to Atlas and to no one else in connection with the Offers and will not regard any other person as its client in relation to the Offers. The Atlas Financial Advisor is not responsible to anyone other than Atlas for providing the protections afforded to its clients, nor for providing advice in connection with the Offers. The Atlas Financial Advisor was not requested to, and did not, render an opinion with respect to the fairness of the Offers or any consideration to be paid in the Offers, including the Offer Price, or as to valuation or otherwise. The Atlas Financial Advisor has not recommended any specific Offer Price to Parent or Purchaser or their respective directors, shareholders, creditors or other relevant parties.

Special notice to Shareholders in the United States

US Holders, as defined in Rule 14d-1 of the Exchange Act (“US Holders”), of SDRs are advised that the SDRs are not registered under the US Securities Act of 1933, as amended. The Offers are being made in the United States in accordance with US federal securities laws, including Regulation 14D and Regulation 14E promulgated under the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) (the “Tier II Exemptions”) under the Exchange Act, and otherwise in accordance with the requirements of Swedish law. Accordingly, the Offers are subject to disclosure and other procedural requirements, including with respect to notice of extensions, withdrawal rights, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and law, and certain rules applicable to US tender offers made in the United States do not apply. Accordingly, US Holders of SDRs are advised of the risk that they may not be afforded the same rights under US federal securities laws by participating in the Swedish Offer. US Holders are encouraged to consult with their own advisors regarding the Offers.

As permitted under the Tier II Exemptions, notices of extensions of the Offers and the settlement of the Offers are based on the applicable Swedish and Luxembourg law provisions which differ from the extension and settlement procedures customary in the United States, particularly as regards the time when notice must be given and payment of the consideration is rendered, respectively. The Offers, which are subject to Swedish law and Luxembourg law, are being made to holders of Common Shares and holders of SDRs in accordance with the applicable United States securities laws, and the exemptions applicable thereunder, in particular the Tier II Exemptions.

It may be difficult for US Holders or other Shareholders participating in the Swedish Offer to enforce their rights and any claims they may have arising under the US federal or state securities laws in connection with the Swedish Offer, since the Company and Atlas are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Holders may not be able to sue the Company or Atlas or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel the Company or Atlas and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

To the extent permissible under applicable law and regulations, including Rule 14e-5 under the Exchange Act, Atlas and its affiliates or brokers (acting as agents for Atlas or its affiliates, as applicable) may from time to time after the date hereof directly or indirectly purchase or arrange to purchase SDRs outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such Shares, other than pursuant to the Offers, during the period in which the Offers remain open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. In addition, the financial advisors to Parent and/or the Atlas Financial Advisor may also engage in ordinary course trading activities in securities of the Company, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law, including Rule 14e-5 under the Exchange Act. Any information about such purchases will be announced to US Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or US law, rules or regulations.

THE OFFERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFERS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE OR WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE IN THE UNITED STATES.